UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2020
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of registrant’s name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto as Exhibit 1 and incorporated herein by reference is the registrant’s press release dated April 13, 2020.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Adi Pinchas Confino
Name:	Adi Pinchas Confino
Title:	Corporate Secretary

Date: April 13, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 13, 2020

Exhibit 1

Elbit Systems Business Update Regarding the COVID-19 Pandemic

Haifa, Israel, April 13, 2020– Elbit Systems Ltd. (NASDAQ: ESLT & TASE: ESLT) (“Elbit Systems” or the “Company”) is closely monitoring the evolution of the Coronavirus (COVID-19) pandemic and its impacts on the Company’s employees, customers and suppliers, as well as on the global economy.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems:
“In these uncertain times, our priorities are to protect the safety of our employees, maintain business continuity to meet the evolving requirements of our customers, support our suppliers and leverage our abilities to assist and protect our communities.
I am proud of our employees that are working hard to support their communities as well as providing technological solutions to health care providers.  I also salute the efforts of many of our customers who are now on the front line in the fight against the COVID-19 pandemic.”

Protecting our employees: We have implemented a number of safety measures across all our sites, including increasing the number of manufacturing line shifts to enhance social distancing. Where feasible, employees are working from home.

Maintaining business continuity: We have initiated business continuity plans to meet our commitments to our customers. Where necessary we are working on finding alternative solutions for delivering our products to our customers, including chartering dedicated freighter aircraft to meet delivery schedules.
We maintain a regular dialogue with our customers to assess their evolving requirements that have also been impacted by the pandemic.

Supporting our supply chain:  We are closely monitoring and managing our supply chain, particularly as it relates to maintaining adequate inventory of critical components.

Leveraging our technologies to fight the COVID-19 pandemic: We are working to leverage our broad portfolio of leading technologies to fight the pandemic. We are leveraging our capabilities to produce thousands of ventilators following a request from the Israeli Government. We have been developing a sensor system to remotely read physiological parameters to protect health workers and have adapted our cellular command and control systems to increase the effectiveness of medical staff, each of which are being rolled out at major Israeli hospitals.

Providing help to our communities: We are supporting the efforts of our employees that are volunteering to help distribute food and provide support for those in need in their communities.

Continuing the investment in our future: We continue to invest in developing market leading technologies to protect and save lives for our customers around the world.

Potential impact on financial results: Our 2019 Year End Financial Results Press Release from March 25, 2020, indicated that the pandemic has not had a material impact on the Company. Subsequently some of our businesses have begun to experience disruptions. We are monitoring these businesses closely and plan to update the market in due course.
We have initiated a series of cost control measures to help limit the financial impact on the Company.

Liquidity: Elbit Systems has a healthy balance sheet, adequate levels of cash and access to credit facilities that provide liquidity when necessary. We have used part of our financial resources to fund our suppliers and build buffer stocks of inventory where required.
Elbit Systems plans to report Q1 2020 results towards the end of May.

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land, and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

David Vaaknin, VP, Head of Corporate Communications
Tel: +972-77-2946691
david.vaaknin@elbitsystems.com

IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.